Exhibit 99.1

AMTD IDEA Group Announces Dividend Plan to Distribute Shares of Listed Subsidiaries

PARIS, NEW YORK and SINGAPORE, April 8, 2026 — AMTD IDEA Group (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc., today announced that it plans to declare and distribute stock dividends by way of shares of its listed subsidiaries to shareholders and holders of American depositary shares of AMTD IDEA Group (the “Proposed Distribution”).

Since its initial public offering on the NYSE in 2019, AMTD IDEA Group has expanded its operations and businesses significantly, evolving into the parent company of various other listed entities. A key subsidiary, AMTD Digital Inc. (NYSE: HKD) – a comprehensive digital solutions platform headquartered in France that provides a one-stop digital solutions platform – consummated its initial public offering on the NYSE in 2022. The Generation Essentials Group (NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., consummated its business combination with Black Spade Acquisition II Co (Nasdaq: BSII), a special purpose acquisition company (“SPAC”), in June 2025 and is currently listing its shares and warrants on the NYSE and NYSE American, respectively. The Generation Essentials Group is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services, comprising L’Officiel, The Art Newspaper, movie and entertainment projects. As part of its growth strategy, AMTD IDEA Group has also established an initiative to sponsor and control SPACs, with the intention that these vehicles will raise capital from public markets and subsequently acquire operating businesses through business combinations. In furtherance of this strategy, The Generation Essentials Group has acted as the sponsor of TGE Value Creative Solutions Corp, a SPAC which successfully completed its initial public offering of 15,000,000 units at $10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of $150,000,000.

Whether any Proposed Distribution will be made, and the record date, timing, form and amount of the Proposed Distribution, are subject to further deliberation and determination of the board of directors of AMTD IDEA Group. Factors that may be considered include, but are not limited to, the performance of AMTD IDEA Group and the relevant listed subsidiaries and the overall market conditions. The Proposed Distribution remains in an exploratory stage and is subject to uncertainties; there can be no assurance that any Proposed Distribution will be made.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office
AMTD IDEA Group
EMAIL: ir@amtdinc.com